Exhibit 3
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       Pacific Gateway Exchange, Inc. Adopts Stockholder Rights Plan

BURLINGAME, CA, Nov. 17 -- Pacific Gateway Exchange, Inc. (NASDAQ:PGEX) today announced that its Board of Directors has adopted a stockholder rights plan. In connection with this plan, the Company's Board of Directors declared a dividend of one Preferred Stock Purchase Right for each outstanding share of PGE Common Stock. The dividend will be distributed on December 1, 1997 to stockholders of record on that date. Each stockholder is automatically entitled to the Rights and no physical distribution of new certificates will be made at this time. The Rights distribution is not taxable to stockholders.

Subject to certain exceptions, the Rights will be exercisable only if a person or group acquires 15% or more of PGE's Common Stock or announces a tender or exchange offer which would result in ownership of 15% or more of the Common Stock.

Each Right, which is not presently exercisable and is represented by the Company's Common Stock certificates, will entitle its holder to buy one-thousandth of a share of Series A Preferred Stock at an exercise price of $200, subject to adjustment. Following the acquisition of 15% or more of PGE's Common Stock by a person or group, the holders of the Rights (other than the acquiring person or group) will be entitled to purchase shares of Common Stock at half-price, and, in the event of a subsequent merger or other acquisition of the Company, to buy shares of common stock of the acquiring entity at one-half of the market price of those shares.

The Company may redeem the Rights for $.01 per Right, subject to adjustment, at any time before the acquisition by a person or group of 15% or more of the Company's Common Stock. The Rights will expire on December 1, 2007. Further details concerning the Rights Plan are contained in a letter that will be mailed to all PGE stockholders after the record date.

According to PGE, the adopted plan is very similar to plans adopted by many other public companies. The plan is designed to assure that stockholders are not deprived of their rights to share fully in the Company's long-term potential, but not to prevent a fairly-valued bid for the Company. PGE is not aware of any specific effort to acquire control of the Company at this time.

Pacific Gateway Exchange, Inc. is a facilities-based international telecommunications carrier which provides services primarily to its target customer base of long distance service providers worldwide. The Company and its offshore subsidiaries are a party to 37 operating agreements or landing rights in 26 countries and have partial ownership interests in 16 digital undersea fiber optic cable systems providing for the exchange of telecommunications traffic with foreign carriers. Pacific Gateway presently operates switching and international gateway facilities in the United States in New York, Los Angeles and Dallas, and offshore in the United Kingdom, Russia and New Zealand.





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Source: Pacific Gateway Exchange Inc.
         Contact: Sandra Grey of Pacific Gateway Exchange, Inc., 415-375-6700